NR09-22	August 26, 2009

International Tower Hill Closes AngloGold Ashanti

Top Up Private Placement and

Implements Shareholders Rights Plan

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) - (TSXV: ITH, NYSE-A: THM, Frankfurt: IW9) is pleased to announce the closing of the “top-up” private placement to AngloGold Ashanti (U.S.A.) Exploration Inc., an indirect subsidiary of AngloGold Ashanti Limited (“AngloGold”), effective August 25, 2009.  As a consequence of the placement, AngloGold now holds 7,665,578 common shares, or approximately 13.2907% of the currently outstanding common shares.  The Company has also implemented a Shareholders Rights Plan, effective immediately.

AngloGold Private Placement

The private placement to AngloGold consisted of 1,218,283 common shares at a price of CAD 2.68 per share (reflecting the closing price of the Company’s common shares on the TSXV on July 9, 2009 less the maximum discount (15%), as required by the provisions of the “top-up” right) for gross proceeds of CAD 3,264,998.  The common shares issued in the private placement will be subject to a hold period in Canada expiring on December 26, 2009.  The net proceeds from the private placement are anticipated to be used by the Company for continued work on the Livengood Gold project in Alaska, further work on its Alaska and Nevada mineral properties and general working capital.

The common shares issued to AngloGold have not been and will not be registered under the U.S. Securities Act of 1933, as amended, (the “1933 Act”), or any state securities laws, may not be offered or sold in the United States absent registration under the 1933 Act and any applicable state securities laws or pursuant to an exemption therefrom and were issued to AngloGold pursuant to exemptions from such registration requirements.

Resignation of Director

The Company announces that the designated AngloGold nominee on the ITH board, Mr. Benjamin Guenther, has resigned as a director of the Company, effective August 20, 2009, due to potential conflict of interest issues.  AngloGold has advised the Company that it does not intend to nominate a replacement director.  The Company would like to take this opportunity to thank Mr. Guenther for his significant contribution toward the development of the Livengood project over the past 3 years, and the directors and management of ITH wish him the best in his new role at AngloGold as head of North American projects.

Shareholder Rights Plan

The Company advises that its Board of Directors has approved the adoption of, and that it has now adopted, a Shareholder Rights Plan, effective immediately, subject to shareholder approval.

The purpose of the Shareholder Rights Plan is to provide shareholders and the Board with adequate time to consider and evaluate any unsolicited bid made for the Company, to provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, to encourage the fair treatment of shareholders in connection with any take-over bid for the Company and to ensure that any proposed transaction is in the best interests of the Company's shareholders.

The rights issued under the Shareholder Rights Plan will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces its intention to acquire beneficial ownership of shares which, when aggregated with its current holdings, total 20% or more of the Company’s outstanding common shares (determined in the manner set out in the Shareholder Rights Plan), other than by a Permitted Bid.  Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for 60 days.  If a take-over bid does not meet the Permitted Bid requirements of the Shareholder Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price of the common shares at that time.

A copy of the Shareholder Rights Plan was provided to the TSX Venture Exchange (the “TSXV”) on August 19, 2009.  On August 21, 2009 the TSXV indicated that it had no objection to the adoption of the Shareholder Rights Plan subject to evidence of shareholder approval of the Shareholder Rights Plan within 6 months of the date of the Shareholder Rights Plan, and public disclosure of this news release.  The Company will seek shareholder approval of the Shareholder Rights Plan at the annual general meeting of shareholders scheduled to be held on October 15, 2009.  A copy of the Shareholder Rights Plan agreement will be filed on SEDAR today.

Resource Update Status

As a consequence of discovery of the new Sunshine Zone at the Company’s Livengood project, the Company has delayed its planned Preliminary Economic Assessment (PEA) study until the information from new holes in this zone can be incorporated into the model.  This new area of thick, deeply oxidized mineralization, which is continuing to expand rapidly, is the focus of the bulk of the current drilling on the project as it will have a significant impact on the resource estimate and mine design work.  The Company is currently planning for a new resource estimate and PEA study to be completed by late third or early fourth quarter of this year.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska and Nevada, which controls a number of exploration projects representing a spectrum of early stage to the advanced multimillion ounce gold discovery at Livengood.  ITH is committed to building shareholder value through new discoveries while maintaining a majority interest in its key holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332/Fax: (604)408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release, which has been prepared by management.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the proposed use of the proceeds of the financing by the Company, the anticipated completion of a new resource estimate and preliminary economic assessment for the Livengood project and the potential expansion of the Sunshine Zone and the impact of this on the resource estimate for the Livengood project, are forward-looking statements.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies.  All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.